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                                                                    EXHIBIT 99.1

LEGAL ACTION AGAINST SAP AMERICA, INC. UNFOUNDED

Walldorf, August 27, 1998. The bankruptcy trustee of the American company FoxMeyer Corp. has instituted arbitration proceedings against SAP America, Inc., the American subsidiary of SAP AG, claiming damages in the amount of US$ 500 million. FoxMeyer Corp. was a pharmaceutical wholesaler that went bankrupt in 1996. FoxMeyer Corp. alleged that, during the implementation phase of the R/3 System, which began in 1993, SAP America, Inc. made false assurances concerning the functionality of its software. The consulting firm involved in implementing the R/3 System and the firm of certified public accountants working for FoxMeyer Corp. have already been sued by the bankruptcy trustee, each for the same amount.

SAP believes that this action is without merit and at odds with the facts. SAP believes that it met all of its contractual commitments and plans to vigorously defend against the claims.



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